Exhibit 99.8

Suite 5, Coldstream Office Park Cnr Hendrik Potgieter & van Staden, Little Falls, Roodepoort, South Africa Tel: +27 (11) 958 2899 Fax: +27 (11) 958 2105 www.minxcon.co.za

23 November 2012

CONSENT of QUALIFIED PERSON

I, Antonio Umpire, consent to the public filing of the technical report, An Independent Qualified Persons' Report On Esaase Gold Project in the Ashanti Region, Ghana and dated 23 November, effective 10 October 2012 (the "Technical Report"), by Keegan Resources INC.

I also consent to any extracts from a summary of the Technical Report in the press release dated October 10, 2012 (the "Press Release") of Keegan Resources Inc.

I certify that I have read the Press Release filed by Keegan Resources Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Date this 23 day of November 2012

Signature of Qualified Person

Antonio Umpire                             (CUI)
MRM International
Minxcon PTY

Directors: NJ Odendaal, D van Heerden, CJ Muller
(Registration No. 2004/029587/07)